UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Comarco, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

200080109 (CUSIP Number)

April 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200080109	13G	Page 2 of 5 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Columbia Acorn Trust

2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power None 6. Shared Voting Power 316,900 7. Sole Dispositive Power None 8. Shared Dispositive Power 316,900

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,900

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row 9 4.4%

12.	Type of Reporting Person IV

Item 1.	(a)	Name of Issuer: Comarco, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 2 Cromwell, Irvine, California 92618

Item 2.	(a)	Name of Person Filing: Columbia Acorn Trust (“Acorn”)

	(b)	Address of Principal Business Office: Acorn is located at: 227 West Monroe Street, Suite 3000 Chicago, Illinois 60606

	(c)	Citizenship: Acorn is a Massachusetts business trust.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 200080109

Item 3.		Type of Person: (d) Acorn is an Investment Company under section 8 of the Investment Company Act.

Page 3 of 5 pages

Item 4.	Ownership (at April 30, 2004):

	(a)	Amount owned “beneficially” within the meaning of rule 13d-3: 316,900

	(b)	Percent of class: 4.4% (based on 7,217,051 shares outstanding as of December 10, 2003 based on Form 10-Q filed on December 15, 2003)

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: none

		(ii)	shared power to vote or to direct the vote: 316,900

		(iii)	sole power to dispose or to direct the disposition of: none

		(iv)	shared power to dispose or to direct disposition of: 316,900

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2004

COLUMBIA ACORN TRUST

By:	/s/ Bruce H. Lauer

Bruce H. Lauer Vice President, Treasurer and Secretary

Page 5 of 5 pages